SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13D)

Under the Securities Exchange Act of 1934

Max Capital Group Ltd.

(Name of Issuer)

Common Shares, Par Value $1.00 per share

(Title of Class of Securities)

G6052F103
(CUSIP Number)

Carol S. Rivers, Esq. General Counsel and Secretary Harbor Point Limited Chesney House 96 Pitts Bay Road Pembroke HM 08 Bermuda (441) 292-5330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to: Todd E. Freed, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000 March 3, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G6052F103

1.	Names of Reporting Persons. Harbor Point Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,931,535*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,053,573**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,931,535***
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 9.8% ****
14.	Type of Reporting Person (See Instructions) OO

*
Represents (a) 10,182,069 voting common shares of Max Capital Group, Ltd., a Bermuda exempted company (the “Issuer”), par value $1.00 per share (“Common Shares”), and (b) 749,466 restricted Common Shares, which is the total aggregate number of Common Shares, in each case, that are subject to certain voting agreements, dated as of March 3, 2010 (each, an “Issuer Shareholder Voting Agreement”), entered into by Harbor Point Limited, a Bermuda exempted company (“Harbor Point”) and certain shareholders of the Issuer.  Such number does not include (i) any Common Shares issuable upon the exercise of stock options to purchase 892,740 Common Shares, (ii) 8,000 restricted share units of the Issuer or (iii) warrants to purchase 2,251,970 Common Shares, which would become subject to the above referenced Issuer Shareholder Voting Agreements, if such options or warrants are exercised, or if such restricted share units become vested, on or after the date hereof.  In addition, such number does not include 546,888 Common Shares held by Moore Holdings, LLC (the “Transferrable Common Shares”), which, as of the date of this statement on Schedule 13D, are not subject to the Issuer Shareholder Voting Agreement to which Moore Holdings, LLC, Moore Global Investments, Ltd. and Remington Investment Strategies, L.P. (collectively the “Moore Entities”) are parties thereto (the “Moore Voting Agreement”).  Pursuant to Rule 13d-4, Harbor Point expressly disclaims beneficial ownership of any Common Shares or other securities of the Issuer subject to the Issuer Shareholder Voting Agreements, and nothing herein shall be deemed an admission by Harbor Point as to the beneficial ownership of such Common Shares or other securities.

**
Represents (a) 1,053,572 Common Shares, the aggregate number of Common Shares held by certain shareholders of the Issuer who have entered into lock-up agreements, dated as of March 3, 2010 (each, an “Issuer Lock-Up Agreement”), with the Issuer and Harbor Point and (b) 9,000,001 Common Shares, the aggregate number of Common Shares that are subject to the Moore

Voting Agreement, which includes provisions limiting the ability of the Moore Entities to transfer the Common Shares held by them during the term of the Moore Voting Agreement.  Such number does not include (i) any Common Shares issuable upon the exercise of stock options to purchase 874,740 Common Shares, (ii) 790,354 restricted Common Shares; (iii) 4,000 restricted share units of the Issuer or (iv) warrants to purchase 2,251,970 Common Shares, which would become subject to the above referenced Issuer Lock-Up Agreements or the Moore Voting Agreement, as applicable, if such options or warrants are exercised, or if such restricted Common Shares or restricted share units become vested, on or after the date hereof.  In addition, such number does not include the Transferrable Common Shares, which, as of the filing of this statement on Schedule 13D, are not subject to the Moore Voting Agreement.  Pursuant to Rule 13d-4, Harbor Point expressly disclaims beneficial ownership of any Common Shares or other securities of the Issuer subject to the Issuer Lock-Up Agreements or the Moore Voting Agreement, and nothing herein shall be deemed an admission by Harbor Point as to the beneficial ownership of such Common Shares or other securities.

***
Such number does not include the Transferrable Common Shares held by the Moore Entities, which, as of the date of this statement on Schedule 13D, are not subject to the Moore Voting Agreement.  To the extent that any Transferrable Common Shares have not been transferred by Moore Holdings, LLC prior to the initial record date for the special meeting of the Issuer in respect of the applicable matters set forth in the Amalgamation Agreement (as defined below) (the “Specified Transferrable Common Shares”), the Specified Transferrable Common Shares shall be deemed to be, and shall be treated as, “Common Shares” for all purposes of the Moore Voting Agreement.

****
Such percentage is of the voting power of Common Shares outstanding as of March 3, 2010, as represented to Harbor Point by the Issuer (9.77%) pursuant to the terms of the Agreement and Plan of Amalgamation, dated as of March 3, 2010 (the “Amalgamation Agreement”), by and among Harbor Point, the Issuer and Alterra Holdings Limited, a wholly owned subsidiary of the Issuer.

Item 1.	Security and Issuer

       This statement on Schedule 13D (this “Schedule”) relates to voting common shares of Max Capital Group Ltd., a Bermuda exempted company (the “Issuer”), $1.00 par value, per share (“Common Shares”).  The address and principal office of the Issuer is Max House, 2 Front Street, Hamilton, HM 11, Bermuda.

Item 2.	Identity and Background

(a)	This Schedule is being filed by Harbor Point Limited, a Bermuda exempted company (“Harbor Point”).
(b)	The address and principal office of Harbor Point is:
Chesney House 96 Pitts Bay Road Pembroke HM 08 Bermuda
(c)	Harbor Point is a global reinsurance holding company whose primary business is underwriting catastrophe, casualty and specialty lines reinsurance.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Harbor Point are set forth on Annex A hereto and are incorporated by reference herein in their entirety.

(d), (e)
During the past five years, none of Harbor Point or, to the best of its knowledge, any person listed on Annex A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

       Harbor Point entered into the Issuer Shareholder Voting Agreements (as defined in Item 4 herein) and the Issuer Lock-Up Agreements (as defined in Item 4 herein) in connection with the Agreement and Plan of Amalgamation, dated as of March 3, 2010 (the “Amalgamation Agreement”), by and among Harbor Point, the Issuer and Alterra Holdings Limited, a wholly owned subsidiary of the Issuer.  Harbor Point has not paid any consideration to the Issuer or the shareholders of the Issuer who are parties to the Issuer Shareholder Voting Agreements or the Issuer Lock-Up Agreements in respect of such agreements.  Harbor Point does not expect to acquire any Common Shares pursuant to the Amalgamation Agreement, the Issuer Shareholder Voting Agreements or the Issuer Lock-Up Agreements.  For a summary of certain provisions of the Amalgamation Agreement, see Item 4 below, which summary is incorporated by reference in its entirety in the response to this Item 3.  For a summary of the Issuer Shareholder Voting Agreements and the Moore Voting Agreement (as defined in Item 4), see Item 4 below, which summary is incorporated by reference in its entirety in the response to this Item 3.  For a summary of the Issuer Lock-Up Agreements, see Item 4 below, which summary is incorporated by reference in its entirety in the response to this Item 3.

The Amalgamation Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference in its entirety.  The form of Issuer Shareholder Voting Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference in its entirety.  The form of Moore Voting Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference in its entirety.  The form of Issuer Lock-Up Agreement is filed as Exhibit 4 hereto and is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction.

(a) - (j)

       Agreement and Plan of Amalgamation

On March 3, 2010, Harbor Point, the Issuer and Alterra Holdings Limited entered into the Amalgamation Agreement.  Under the terms of the Amalgamation Agreement, Harbor Point and Alterra Holdings Limited will amalgamate (the “Amalgamation”) with the amalgamated company continuing as a wholly owned subsidiary of the Issuer.  Immediately following the effective time of the Amalgamation, the Issuer will change its name to “Alterra Capital Holdings Limited.”

Pursuant to the Amalgamation Agreement, upon the closing of the Amalgamation, each issued and outstanding Harbor Point common share, including grants of restricted Harbor Point common shares (other than any Harbor Point common shares with respect to which appraisal rights have been duly exercised under Bermuda law), will automatically be converted into the right to receive 3.7769 Common Shares.  Consummation of the Amalgamation is conditioned on, among other things, the approval of the issuance of Common Shares by the Issuer to Harbor Point’s shareholders in connection with the Amalgamation by at least a majority of votes cast at a special general meeting of the Issuer’s shareholders (as required by the rules of the NASDAQ Global Select Market).  The Issuer’s shareholders are also being asked to approve a change in the Issuer’s name (and the names of certain of the Issuer’s subsidiaries).

The Issuer has agreed to reconstitute, as of the effective time of the Amalgamation, its board of directors to include fourteen members, seven of whom are currently members of Harbor Point’s board of directors:  John R. Berger; James D. Carey; W. Thomas Forrester; Meryl D Hartzband; Stephan F. Newhouse; Michael O’Reilly; and Andrew H. Rush.  Mr. O’Reilly will serve as Chairman of the Board, Mr. Berger as Vice-Chairman and Mr. Carey as Co-Deputy Chairman. Additionally, at the effective time of the Amalgamation, Mr. Berger, who is currently Harbor Point’s President and Chief Executive Officer, will become Chief Executive Officer of Reinsurance of Alterra Capital Holdings Limited and certain other officers of Harbor Point will also assume positions in the management of Alterra Capital Holdings Limited.

The Amalgamation Agreement contains customary representations, warranties and covenants of the Issuer and Harbor Point, including, among others, covenants (i) to conduct their respective businesses in the ordinary course during the interim period between the execution of the Amalgamation Agreement and completion of the Amalgamation, (ii) not to engage in certain kinds of transactions during this interim period, (iii) to hold shareholder meetings to put the matters that require their respective shareholders’ approval before their shareholders for their consideration and (iv) to use their reasonable best efforts to take all actions necessary to obtain all governmental and regulatory approvals, subject to certain customary limitations.

Pursuant to Section 5.4 of the Amalgamation Agreement, Harbor Point, the Issuer and their respective subsidiaries and representatives are not permitted to solicit, encourage or facilitate, or participate in any negotiations or discussions with any person relating to, any Takeover Proposal (as defined in the Amalgamation Agreement), subject to certain exceptions as further described in the Amalgamation Agreement.  Pursuant to Section 5.6 of the Amalgamation Agreement, it is the intention of the Issuer and Harbor Point that, following the closing of the Amalgamation, the board of directors of the Issuer will declare, and the Issuer will pay, a special cash dividend to the Issuer’s shareholders as of a record date following the effective time of the Amalgamation in an amount that may be determined by the directors of the Issuer after taking into account all relevant factors, including receipt of an indication from A.M. Best Company, Inc. that each of the combined company’s insurance subsidiaries will maintain a Financial Strength Rating of at least “A” after giving effect to the special dividend.  Both the Issuer and Harbor Point intend for the amount of such special dividend to be $2.50 per Common Share (approximately $300 million in total).

The foregoing description of the Amalgamation Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Amalgamation Agreement, a copy of which is filed as Exhibit 1 hereto and the terms of which are incorporated herein by reference in their entirety.

Issuer Shareholder Voting Agreement

On March 3, 2010, Harbor Point entered into voting agreements with certain shareholders of the Issuer (each, an “Issuer Shareholder Voting Agreement”) in connection with the execution of the Amalgamation Agreement.  Set forth in Schedule I hereto is a list of shareholders of the Issuer that are parties to an Issuer Shareholder Voting Agreement.  To Harbor Point’s knowledge, based on a representation made by the Issuer to Harbor Point in the Amalgamation Agreement, such shareholders own or control in the aggregate approximately 9.77% of the voting power of the Common Shares outstanding as of March 3, 2010 (after taking into account the appropriate adjustments pursuant to the Issuer’s bye-laws applying certain voting cut-backs).

Pursuant to Section 4.1 of the Issuer Shareholder Voting Agreement, each shareholder of the Issuer party to an Issuer Shareholder Voting Agreement has agreed that, during the term of the Issuer Shareholder Voting Agreement, to vote: (1) in favor of the issuance of Common Shares in the Amalgamation; (2) in favor of adoption of any proposal that the board of directors of the Issuer has determined is designed to facilitate the Amalgamation, the determination of which is disclosed in the proxy materials sent to the Issuer’s shareholders, and has recommended that the Issuer’s shareholders adopt; (3) against any Takeover Proposal; and (4) against any amendments to the Issuer’s organizational documents or other proposal or transaction involving the Issuer or any of its subsidiaries that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Amalgamation or the other transactions contemplated by the Amalgamation Agreement or change, in any manner, the voting rights of any class of capital stock of the Issuer.

Pursuant to Section 4.2 of the Issuer Shareholder Voting Agreement, each shareholder of the Issuer party to the Issuer Shareholder Voting Agreement has irrevocably granted to and appointed Harbor Point (and up to two of Harbor Point’s designated representatives), during the term of the Issuer Shareholder Voting Agreement, as such shareholder’s proxy to vote such shareholder’s Common Shares at any duly convened meeting of the Issuer’s shareholders, or in any action by written consent of the Issuer’s shareholders, in accordance with the terms of Section 4.1 of the Issuer Shareholder Voting Agreement.  The Issuer has agreed in the Amalgamation Agreement to recognize the grant of any such proxy and the exercise thereof by Harbor Point (or one of Harbor Point’s designated representatives) in accordance with its terms.

In addition, the Issuer Shareholder Voting Agreement entered into among Harbor Point and each of Moore Holdings, LLC, Moore Global Investments, Ltd. and Remington Investment Strategies, L.P. (collectively, referred to as the “Moore Entities”) (such agreement, the “Moore Voting Agreement”) provides that each of the Moore Entities will not, subject to limited exceptions, (1) directly or indirectly sell (including any short sale), transfer, pledge, encumber, assign or otherwise dispose of or (2) enter into any contract, option, derivative, hedging or other agreement or arrangement with respect to or related to its Common Shares or any other securities convertible into or exercisable for Common Shares.  In addition, each of the Moore Entities has agreed that, during the term of the Moore Voting Agreement, it will, and will use its reasonable best efforts to cause its representatives to, comply with the no solicitation restrictions set forth in Section 5.4(a) of the Amalgamation Agreement.

Each of Moore Entities has agreed that, during the term of the Moore Voting Agreement, it will not (1) grant a proxy or power of attorney with respect to, (2) deposit into voting trust or (3) enter into a voting agreement or arrangement, in each case, with respect to its Common Shares or any other securities convertible into or exercisable for Common Shares.

Each Issuer Shareholder Voting Agreement (including the Moore Voting Agreement) will automatically terminate at the first to occur of (1) the termination of the Amalgamation Agreement in accordance with its terms, (2) a written agreement between Harbor Point and the applicable shareholder or shareholders to terminate the Issuer Shareholder Voting Agreement (provided that in the case of this clause (2) any such termination shall be effective only with respect to such shareholder or shareholders party to such agreement to terminate), (3) the effective time of the Amalgamation and (4) in the case of a shareholder of the Issuer who is not a director of the Issuer, the Amalgamation Agreement being amended to increase the consideration to be paid to the shareholders of Harbor Point in connection with the Amalgamation.  The Issuer Shareholder Voting Agreements (including the Moore Voting Agreement) are governed by the laws of the State of New York.

The foregoing description of the Issuer Shareholder Voting Agreements and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the form of Issuer Shareholder Voting Agreement, a copy of which is filed as Exhibit 2 hereto and the terms of which are incorporated herein by reference in their entirety.  The foregoing description of the Moore Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the form of Moore Voting Agreement, a copy of which is filed as Exhibit 3 hereto and the terms of which are incorporated herein by reference in their entirety.

Issuer Lock-Up Agreements

In connection with the execution of the Amalgamation Agreement, on March 3, 2010, Harbor Point and the Issuer entered into lock-up agreements (each, an “Issuer Lock-Up Agreement”) with certain shareholders of the Issuer holding in the aggregate approximately 1,053,572 of Common Shares outstanding as of March 3, 2010.  Set forth in Schedule II hereto is a list of shareholders of the Issuer that are parties to an Issuer Lock-Up Agreement (each, a “Lock-Up Shareholder”).  To Harbor Point’s knowledge, such shareholders own or control in the aggregate approximately 1.86% of the outstanding Common Shares as of March 3, 2010 (based on 56,430,809 Common Shares issued and outstanding as of March 3, 2010).

Pursuant to Section 3 of the Issuer Lock-Up Agreements, each Lock-Up Shareholder has agreed that from March 3, 2010 until 180 days following the effective time of the Amalgamation, such Lock-Up Shareholder will not offer or agree to, directly or indirectly, (1) sell (including any short sale), transfer, tender, encumber, assign or otherwise dispose of or (2) enter into any contract, option, derivative, swap, hedging or other agreement or arrangement or understanding (including any profit or loss-sharing arrangement) with respect to or related to, any Common Shares, options or warrants of the Issuer beneficially owned by such Lock-Up Shareholder, except in a transaction required under applicable law or with the prior written approval of at least a majority of the members of the board of directors of the Issuer.  Prior to the effective time of the Amalgamation, any such transfer also requires the prior written approval of Harbor Point.

Notwithstanding the foregoing, each Lock-Up Shareholder may (1) transfer securities to certain permitted transferees, so long as such any such transferee executes an agreement stating that such transferee is receiving such securities subject to the Issuer Lock-Up Agreement and that there will be no further transfers of such securities except in accordance with the applicable Issuer Lock-Up Agreement, (2) surrender or dispose of equity awards or warrants that would expire during the lock-up period in connection with the exercise thereof and (3) sell, transfer, tender, assign, surrender or otherwise dispose of securities in order to satisfy the payment of withholding income or other taxes resulting from the vesting or exercise of any equity awards subject to certain conditions.  The Issuer Lock-Up Agreements do not apply to any Common Shares or other securities of the Issuer acquired by a shareholder after the effective time of the Amalgamation.

Each Lock-Up Shareholder has also agreed that, prior to the termination of the Amalgamation Agreement, it will, and will use its reasonable best efforts to cause its representatives to, comply with the no solicitation restrictions set forth in Section 5.4(a) of the Amalgamation Agreement.

Each of the Issuer Lock-Up Agreements will terminate upon the earlier of the termination of the Amalgamation Agreement and the expiration of the lock-up period.  The Issuer Lock-Up Agreements are governed by the laws of Bermuda.

The foregoing description of the Issuer Lock-Up Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the form of Issuer Lock-Up Agreement, a copy of which is filed as Exhibit 4 hereto and the terms of which are incorporated herein by reference in their entirety.

Other than as set forth in this Item 4, Harbor Point has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer

(a) - (b)     As of the date of this Schedule, as a result of the Issuer Shareholder Voting Agreements (including the Moore Voting Agreement), Harbor Point may be deemed to be the beneficial owner of and to have the shared voting power with respect to 10,182,069 Common Shares and 749,466 restricted Common Shares.  To Harbor Point’s knowledge, based on a representation made by the Issuer to Harbor Point in the Amalgamation Agreement, such shareholders own or control in the aggregate approximately 9.77% of the voting power of the Common Shares outstanding as of March 3, 2010 (after taking into account the appropriate adjustments pursuant to the Issuer’s bye-laws applying certain voting cut-backs).  Harbor Point expressly disclaims beneficial ownership of any Common Shares or other securities of the Issuer that are subject to the Issuer Shareholder Voting Agreements (including the Moore Voting Agreement), and nothing herein shall be deemed an admission by Harbor Point as to the beneficial ownership of such shares.

As of the date of this Schedule, as a result of the Issuer Lock-Up Agreements and the Moore Voting Agreement, Harbor Point may be deemed to be the beneficial owner of and to have the shared dispositive power with respect to 10,053,573 Common Shares.  To Harbor Point’s knowledge, such shareholders own or control in the aggregate approximately 17.8% of the outstanding Common Shares as of March 3, 2010 (based on 56,430,809 Common Shares issued and outstanding as of March 3, 2010).  Harbor Point expressly disclaims beneficial ownership of any Common Shares or other securities of the Issuer that are subject to the Issuer Lock-Up Agreements and the Moore Voting Agreement, and nothing herein shall be deemed an admission by Harbor Point as to the beneficial ownership of such shares.

(c) - (d)     Except as described herein, none of Harbor Point, nor to the best of its knowledge, any other person referred to in Annex A attached hereto, has acquired or disposed of any Common Shares during the past 60 days.  Furthermore, Harbor Point knows of no other person having the right to receive the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule.

(e)     Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2, 3 and 4 is incorporated herein by reference in its entirety.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1
Agreement and Plan of Amalgamation, dated as of March 3, 2010, among Harbor Point Limited, Max Capital Group Ltd. and Alterra Holdings Limited (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Max Capital Group Ltd. with the Securities and Exchange Commission on March 4, 2010).

Exhibit 2
Form of Issuer Shareholder Voting Agreement, dated as of March 3, 2010 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Max Capital Group Ltd. with the Securities and Exchange Commission on March 4, 2010).

Exhibit 3
Form of Issuer Shareholder Voting Agreement, dated as of March 3, 2010, by and among Harbor Point Limited, Moore Holdings, LLC, Moore Global Investments, Ltd. and Remington Investment Strategies, L.P. (incorporated herein by reference to Exhibit A to Amendment No. 4 to Schedule 13D filed by Moore Holdings, LLC and Louis M. Bacon with the Securities and Exchange Commission on March 12, 2010).

Exhibit 4
Form of Issuer Lock-Up Agreement, dated as of March 3, 2010 (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Max Capital Group Ltd. with the Securities and Exchange Commission on March 4, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 15, 2010
HARBOR POINT LIMITED
By:	/s/ Carol S. Rivers
	Name:	Carol S. Rivers
	Title:	General Counsel and Secretary

Schedule I

Shareholders of the Issuer Party to Issuer Shareholder Voting Agreements

Moore Holdings, LLC

Moore Global Investments, Ltd.

Remington Investment Strategies, L.P.

Adam Mullan

Angelo M. Guagliano

David Kalainoff

Gordon F. Cheesbrough

James H. MacNaughton

James L. Zech

William Kronenberg

Joseph W. Roberts

K. Bruce Connell

Mario P. Torsiello

Peter A. Minton

Steven Skala

Stephen Vaccaro, Jr.

W. Marston Becker

Willis T. King Jr.

Schedule II

Shareholders of the Issuer Party to Issuer Lock-Up Agreements

Adam Mullan

Angelo M. Guagliano

David Kalainoff

Gordon F. Cheesbrough

James H. MacNaughton

James L. Zech

Joseph W. Roberts

K. Bruce Connell

Mario P. Torsiello

Peter A. Minton

Stephen Vaccaro, Jr.

W. Marston Becker

Willis T. King Jr.

Annex A

HARBOR POINT LIMITED

The following table sets forth the name, present occupation or employment and citizenship of each director and executive officer of Harbor Point as of March 12, 2010.  The principal business address of each person listed below is c/o Harbor Point Limited, Chesney House, 96 Pitts Bay Road, Pembroke HM 08, Bermuda.

DIRECTORS OF HARBOR POINT LIMITED

Name	Present Occupation	Citizenship
John R. Berger	President and Chief Executive Officer of Harbor Point Limited	United States of America and Switzerland
James D. Carey	Senior principal of Stone Point Capital LLC	United States of America
Graham B.R. Collis	Partner of Conyers Dill & Pearman	Bermuda
W. Thomas Forrester	Retired	United States of America
Meryl D. Hartzband	Chief Investment Officer of Stone Point Capital LLC and a member of the Investment Committees of the general partners of the Trident Funds	United States of America
Stephan F. Newhouse	Retired	United States of America
Howard H. Newman	President of Pine Brook Road Partners, LLC	United States of America
Andrew H. Rush	Senior Managing Director of Diamond Castle Holdings, LLC	United States of America
Michael O’Reilly	Retired	United States of America
Richard G. Spiro	Executive Vice President and Chief Financial Officer of The Chubb Corporation	United States of America
Jeffrey C. Walker	Chairman of Millennium Promise	United States of America

EXECUTIVE OFFICERS OF HARBOR POINT LIMITED

Name	Present Occupation	Citizenship
John R. Berger	President and Chief Executive Officer of Harbor Point Limited	United States of America
Andrew Cook	Chief Financial Officer of Harbor Point Limited	Canada
Jonathan Norton	Managing Director – Actuarial, Harbor Point Services, Inc.	United States of America
Wayne Paglieri	Chief Underwriting Officer and President, Harbor Point Reinsurance U.S., Inc.	United States of America
Gregory Richardson	Chief Underwriting Officer, Harbor Point Re Limited	United States of America
Carol S. Rivers	General Counsel and Secretary of Harbor Point Limited	United States of America